Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 27, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Asaf Berenstin and Maayan Ben David and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Formula Systems (1985) Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Friday, April 25, 2025, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, on Tuesday, May 27, 2025 at 2:00 p.m. (local time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE INDICATED WITH RESPECT TO ANY OF PROPOSALS 1 THROUGH 8, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED BY THE ABOVE-DESIGNATED PROXIES “FOR” THAT PROPOSAL, AS RECOMMENDED BY THE COMPANY’S BOARD OF DIRECTORS. THIS PROXY WILL FURTHERMORE BE VOTED AS THE ABOVE-DESIGNATED PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

May 27, 2025

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

☐ Please detach along perforated line before mailing. ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH
OF THE PROPOSALS BELOW.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

Important Instructions for Proposals 6 and 7:		PROPOSAL	FOR	AGAINST	ABSTAIN
BY EXECUTING AND SUBMITTING THIS PROXY CARD, YOU ARE DEEMED TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST (REFERRED TO AS A “PERSONAL INTEREST” UNDER THE COMPANIES LAW) (other than a conflict of interest not deriving from a shareholder’s ties to A controlling shareholder) IN THE APPROVAL OF PROPOSALS 6 OR 7.	1.	To re-elect Mr. Marek Panek to the Company’s board of directors, or the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.	☐	☐	☐

If you believe that you, or a related party of yours, has such a conflict of interest, or if you are a controlling shareholder, and you wish to participate in the vote on Proposals 6 and/or 7, you should contact Asaf Berenstin at aberenstein@magicsoftware.com, who will instruct you how to submit your vote.	2.	To re-elect Mr. Rafal Kozlowski to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.	☐	☐	☐

In that case, your vote will count towards or against the ordinary majority required for the approval of Proposals 6 and/or 7 (as applicable) but will not count towards or against the special majority required for the approval of that/those proposal(s).	3.	To re-elect Ms. Karolina Rzonca-Bajorek to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.	☐	☐	☐

4.	To re-elect Ms. Gabriela Żukowicz to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.	☐	☐	☐

5.	To elect Mr. Itay Meroz to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified and to approve his director fees.	☐	☐	☐
6.

To re-elect Mr. Tomer Jacob to the Board as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”), and to approve the terms of his compensation.

		☐	☐	☐
7.

To re-elect Ms. Relly Danon to the Board as an external director of the Company, to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law, and to approve the terms of her compensation.

		☐	☐	☐
8.	To approve the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as our independent registered public accounting firm for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders, and to authorize the Board and/or its audit committee to fix their compensation.	☐	☐	☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.